Form 45-106F1 Report of Exempt Distribution (Non-investment fund issuer)

ITEM 1 – REPORT TYPE

☑ New report

☐ Amended report   If amended, provide Submission ID of report that is being amended: ______ *(Example: EDR1234567890-123)*

ITEM 2 – PARTY CERTIFYING THE REPORT

Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to NI 81-106.

☑ Issuer (Other than an investment fund)

☐ Underwriter

ITEM 3 – ISSUER NAME AND OTHER IDENTIFIERS

Provide the following information about the issuer, or if the issuer is an investment fund, about the fund.

Full legal name

ZEN Graphene Solutions Ltd.

Previous full legal name *If the issuer's name changed in the last 12 months, provide most recent previous legal name.*

N/A

Website (if applicable)

zengraphene.com

If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of "legal entity identifier".

Legal entity identifier

Did two or more co-issuers distribute a single security? ☑ No ☐ Yes

If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above.

Full legal name(s) of co-issuer(s)

ITEM 4 – UNDERWRITER INFORMATION

If an underwriter is completing the report, provide the underwriter's full legal name and firm NRD number.

Full legal name

Does the Underwriter's Firm have an NRD Number? ☐ No ☐ Yes

Firm NRD number

If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter.

Street address	Municipality	Province/State	Postal/ZIP code

Country	Telephone number	Website *(if applicable)*

ITEM 5 – ISSUER INFORMATION

a) Primary industry

Provide the issuer's North American Industry Classification Standard (NAICS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer's primary business activity.

NAICS industry code

212398

If the issuer is in the ***mining industry*** *, indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer's stage of operations.*

☑ Exploration ☐ Development ☐ Production

Is the issuer's primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply.

☐ Mortgages ☐ Real estate ☐ Commercial/business debt ☐ Consumer debt ☐ Private companies ☐ Cryptoassets ☑ N/A

b) Number of employees

☑ 0 - 49 ☐ 50 - 99 ☐ 100 - 499 ☐ 500 or more

c) SEDAR profile number

Does the issuer have a SEDAR *profile ?*

☐ No ☑ Yes

If yes, provide SEDAR profile number: 00030647

If the issuer's SEDAR profile is a "private" profile, please provide a screenshot of the issuer's profile by e-mail to exemptmarketfilings@osc.gov.on.ca

d) Head office address

If the issuer does not have a SEDAR profile, complete Item 5(d) – (h).

Street address

Municipality

Province/State

Postal/ZIP code

Country

Telephone number

e) Date of formation and financial year-end

Date of formation

Financial year-end

f) Reporting issuer status

Is the issuer a reporting issuer in any jurisdiction of Canada?

☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT

☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

g) Public listing status

Does the issuer have a CUSIP number?

☐ No ☐ Yes

CUSIP number *(provide first 6 digits only)*

If the issuer is publicly listed, provide the name of the exchange on which the issuer's equity securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.

Exchange name:

☐ Not Applicable ☐ Toronto Stock Exchange ☐ TSX Venture Exchange ☐ Canadian Securities Exchange

☐ Aequitas Neo Exchange ☐ Australian Securities Exchange ☐ Deutsche Boerse ☐ Euronext

☐ London Stock Exchange ☐ Nasdaq ☐ New York Stock Exchange ☐ Shanghai Stock Exchange

☐ Shenzhen Stock Exchange ☐ Stock Exchange Of Hong Kong ☐ Tokyo Stock Exchange ☐ OTHER

If other, describe:

h) Size of issuer's assets

Select the size of the issuer's assets based on its most recently available annual financial statements (Canadian $). If the issuer has not prepared annual financial statements for its first financial year, provide the size of the issuer's assets at the distribution end date.

☐ $0 to under $5M ☐ $5M to under $25M ☐ $25M to under $100M

☐ $100M to under $500M ☐ $500M to under $1B ☐ $1B or over

ITEM 7 – INFORMATION ABOUT THE DISTRIBUTION

If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder's fees in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.

a) Currency

Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.

☑ Canadian dollar ☐ US dollar ☐ Euro ☐ Other (describe):

b) Distribution date(s)

State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.

Start Date	End Date
2020-06-26	2020-07-06

c) Detailed purchaser information

Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.

Schedule-I-45-105F1-ZEN.xlsx - 91 KB

d) Types of securities distributed

Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.

			Canadian $		
Security code	CUSIP number	Number of securities	Single or lowest price	Highest price	Total amount
UBS		3,399,999.0000	0.6000	0.6000	2,039,999.8000
Description of security:	Units				

e) Details of rights and convertible/exchangeable securities

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

☐ **Not Applicable**

Convertible / exchangeable security code	Underlying security code	Exercise price (Canadian $)		Expiry date (YYYY-MM-DD)	Conversion ratio
		Lowest	Highest		
WNT	CMS	0.8000	0.8000	2022-06-26	
Describe other terms: (if applicable)	Each whole warrant is exercisable to purchase one common share				
WNT	CMS	0.8000	0.8000	2022-07-06	
Describe other terms: (if applicable)	Each whole warrant is exercisable to purchase one common share				

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.
This table requires a separate line item for (i) each jurisdiction where a purchaser resides (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.
For jurisdictions within of Canada, state the province or territory, otherwise state country.

Province or country	Exemption relied on	No. of unique purchasers[2a]	Total amount (Canadian $)
Ontario	NI 45-106 2.3 [Accredited investor]	30	1,677,899.8000
Ontario	NI 45-106 2.5 [Family, friends and business associates]	4	155,100.0000
New Brunswick	NI 45-106 2.3 [Accredited investor]	1	6,000.0000
Saskatchewan	NI 45-106 2.3 [Accredited investor]	1	30,000.0000
British Columbia	NI 45-106 2.3 [Accredited investor]	2	81,000.0000
Alberta	NI 45-106 2.3 [Accredited investor]	1	90,000.0000

Alberta	NI 45-106 2.3 [Accredited investor]	1	90,000.0000
		Total dollar amount of securities distributed	2,039,999.8000
	Total number of unique purchasers[2b]	39	

[2a]In calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser.

[2b]In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.

ITEM 7 – INFORMATION ABOUT THE DISTRIBUTION

h) Offering materials - This section applies only in Saskatchewan, Ontario, Québec, New Brunswick and Nova Scotia.

If a distribution has occurred in Saskatchewan, Ontario, Québec, New Brunswick or Nova Scotia, complete the table below by listing the offering materials that are required under the prospectus exemption relied on to be filed with or delivered to the securities regulatory authority or regulator in those jurisdictions.
In Ontario, if the offering materials listed in the table are required to be filed with or delivered to the Ontario Securities Commission (OSC), attach an electronic version of the offering materials that have not been previously filed with or delivered to the OSC.

☑ **Not Applicable**

	Description	Date of document or other material	Previously filed with or delivered to regulator?	Previously filed Submission ID	Filename
1.			☐Y ☐N		

ITEM 8 – COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. **Complete additional copies of this page if more than one person was, or will be, compensated.**

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

☐ No ☑ Yes

PERSON 1

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

☐ No ☑ Yes

If the person compensated is an individual, provide the full legal name of the individual.

Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual	Firm NRD number *(if applicable)*
Aligned Capital Partners Inc.	2340

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address	Municipality	Province/State	Postal/ZIP code

Country	Telephone number	Email address

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connected with the issuer or investment fund manager

☐ Employee of the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☑ None of the above

☐ Director or officer of the investment fund or investment fund manager

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

☑	Cash commissions paid	10,259.6800	
☐	Value of all securities distributed as compensation[4]		Security code1 Security code2 Security code3 Describe terms of warrants, options or other rights
☐	Other compensation[5]		Describe
	Total compensation Paid	10,259.6800	

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

[5] Do not include deferred compensation.

PERSON 2

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

☐ No ☑ Yes

If the person compensated is an individual, provide the full legal name of the individual.

Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual	Firm NRD number *(if applicable)*
Leede Jones Gable Inc.	5770

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address	Municipality	Province/State	Postal/ZIP code

Country	Telephone number	Email address

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connected with the issuer or investment fund manager

☐ Employee of the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☑ None of the above

☐ Director or officer of the investment fund or investment fund manager

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

☑	Cash commissions paid	11,160.0000	
☐	Value of all securities distributed as compensation[4]		Security code1 Security code2 Security code3 Describe terms of warrants, options or other rights
☐	Other compensation[5]		Describe
	Total compensation Paid	11,160.0000	

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

[5] Do not include deferred compensation.

[5] *Do not include deferred compensation.*

PERSON 3

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

☐ No ☑ Yes

If the person compensated is an individual, provide the full legal name of the individual.

Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual	Firm NRD number *(if applicable)*
Mackie Research Capital Corporation / Corporation Mackie Recherche Capital	3070

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address	Municipality	Province/State	Postal/ZIP code

Country	Telephone number	Email address

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connected with the issuer or investment fund manager

☐ Employee of the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☑ None of the above

☐ Director or officer of the investment fund or investment fund manager

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

☑	Cash commissions paid	4,500.0000	
☐	Value of all securities distributed as compensation[4]		Security code1 Security code2 Security code3 Describe terms of warrants, options or other rights
☐	Other compensation[5]		Describe
	Total compensation Paid	4,500.0000	

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

ITEM 9 – DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS OF THE ISSUER

Indicate whether the issuer is any of the following (select the one that applies - if more than one applies, select only one).

☑ Reporting issuer in any jurisdiction of Canada

☐ Foreign public issuer

☐ Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada [6]

Provide name of reporting issuer

☐ Wholly owned subsidiary of a foreign public issuer [6]

Provide name of foreign public issuer

☐ Issuer distributing only eligible foreign securities and the distribution is to permitted clients only [7]

If the issuer is at least one of the above, do not complete Item 9(a) – (c). Proceed to Item 10.

[6] An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer's outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively.

[7] Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of "eligible foreign security" and "permitted client" in Part B(1) of the Instructions.

☐ **If the issuer is none of the above, check this box and complete Item 9(a) – (c).**

a) Directors, executive officers and promoters of the issuer

Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For "Relationship to issuer", "D" – Director, "O" – Executive Officer, "P" – Promoter.

Individual?	Organization or company name	Family name First given name Secondary given name	Business location of non-individual or residential jurisdiction of individual	Relationship to issuer (select all that apply)
☐Y ☐N				☐D ☐O ☐P

b) Promoter information

If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For "Relationship to promoter", "D" – Director, "O" – Executive Officer.

Organization or company name	Family name First given name Secondary given name	Residential jurisdiction of individual	Relationship to promoter (select one or both if applicable)
			☐D ☐O

c) Residential address of each individual

Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

ITEM 10 – CERTIFICATION

Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.

The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below.
If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11.

The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution.

By completing the information below, I certify, on behalf of the issuer/underwriter, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete.

Name of issuer/underwriter/agent: ZEN Graphene Solutions Ltd.

Full legal name - Family name	First given name	Secondary given names
Bosse	Brian	

Title	Telephone number	Email address
Chief Financial Officer	416-844-5712	brian@zengraphene.com

Signature: BRIAN BOSSE Date: 2020-07-06

ITEM 11 – CONTACT PERSON

Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10.

☐ Same as individual certifying the report

Full legal name - Family name	First given name	Secondary given names	Title
Christy	Desmond		Associate

Name of company	Telephone number	Email address
Miller Thomson LLP	416-597-6057	dchristy@millerthomson.com

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form.

The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a) has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority's or regulator's indirect collection of the information, and

b) has authorized the indirect collection of the information by the securities regulatory authority or regulator.

Submission ID	Date
EDR1594063148-202	**2020-07-06 15:31:35.5**